July 25, 2005


By facsimile to (617) 523-6215 and U.S. Mail


Mr. Alan S. McKim
Chairman, President, and Chief Executive Officer
Clean Harbors, Inc.
1501 Washington Street
Braintree, MA 02184-7535

Re:	Clean Harbors, Inc.
	Registration Statement on Form S-3
	Filed June 29, 2005
File No. 333-126205

Dear Mr. McKim:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. If applicable, comments on the S-4 filed by Clean Harbors, Inc.
or
Clean Harbors on June 28, 2005 and the 10-K filed by Clean Harbors on
March 31, 2005 and subsequent Exchange Act reports are comments on the S-3 and vice versa.

2. We note that you intend to file by amendment the legality opinion.
Allow us sufficient time to review the opinion before requesting acceleration of the registration statement`s effectiveness.

3. We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure`s placement, satisfies the sections` requirements if the registration statement states that it:

* includes forward-looking statements within the meaning of section
27A of the Securities Act and section 21E of the Exchange Act,

* otherwise makes reference to those provisions, or

* makes reference to the Private Litigation Reform Act of 1995 generally.

Selling Shareholders, page 14

4. For a beneficial owner that is not a natural person, indicate by footnote or otherwise whether the beneficial owner is a:

* reporting company under the Exchange Act,

* majority owned subsidiary of a reporting company under the Exchange
Act, or

* registered investment fund under the 1940 Act.

5. For a beneficial owner that is not a natural person and that is not one of the entities specified in the preceding comment, Clean Harbors must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov., and, if applicable, revise.

6. Confirm that none of the selling shareholders is a broker-dealer or a broker-dealer`s affiliate.

7. For a selling shareholder that is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Clean Harbors must identify the broker-dealer as an underwriter in the prospectus.
Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer.

Plan of Distribution, page 17

8. We note the disclosure that the selling shareholders acquired their securities in the ordinary course of business and have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers for the sale of their shares of common stock. If a selling shareholder is a broker-dealer`s affiliate, revise to clarify that the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase. If Clean Harbors is unable to make the representation, Clean Harbors must state in the prospectus that the selling shareholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is an affiliate of an underwriter that cannot make the representation.

9. We note the disclosure that "If we are notified by any Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus." Revise the disclosure to indicate that upon being notified by a selling shareholder that any material arrangement has been entered into with any broker-dealer for the sale of shares of common stock, Clean Harbors will file a supplement to this prospectus that includes to the extent applicable the amount of shares of common stock to be sold, the terms of the sale, any plan of distribution, the names of any underwriters, brokers, dealers, or agents, any discounts, commissions, concessions, or other items constituting compensation from the selling shareholders, or any other information as may be required under the
Securities Act.

10. State that you will file a prospectus supplement to name successors to any selling shareholders who are able to use this prospectus to resell the securities.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, Clean Harbors may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Clean Harbors thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Clean Harbors and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Clean Harbors requests acceleration of the registration statement`s effectiveness, Clean Harbors should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Clean Harbors from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

* Clean Harbors may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Clean Harbors provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Nudrat S. Salik, Senior Staff Accountant, at (202) 551-3692.

You may direct questions on other comments and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	C. Michael Malm, Esq.
	Davis, Malm & D`Agostine, P.C.
	1 Boston Place
	Boston, MA 02108



Mr. Alan S. McKim
July 25, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE